Exhibit 4.11

CONVERSION AGREEMENT

This Agreement executed on March 27, 2007 is made by and between Cobalis Corp., a Nevada corporation (the “Company”) with its principal place of business located at 2445 McCabe Way, Suite 150, Irvine CA 92614 and Lyndon E. Mansfield, MD (the “Consultant”), with an address at 869 Forest Willow, El Paso, TX 79922.

NOW THEREFORE, in consideration of the foregoing recitals and the covenants and obligations set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Consulting Fees Conversion: The Consultant has rendered clinical trials medical advisory services to the Company continuously from November 2006 to March 2007 (five months), with a balance due of $12,500 (twelve thousand five hundred) as of March 31, 2007.

The Parties hereby agree to convert the full amount due of $12,500 (twelve thousand five hundred) into 12,755 (twelve thousand seven hundred fifty-five) fully-paid and non-assessable free trading shares, at the conversion rate of $0.98 (closing price of the Company’s stock on March 9, 207) per share, upon the execution of this Agreement.

The Company agrees to take immediate steps to file S-8 registration with the Securities and Exchange Commission in order to fulfill its obligation to the Consultant.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

The Company (Cobalis, Corp.)	The Consultant(Lyndon E. Mansfield, MD)

/s/ Chaslav Radovich	/s/
Chaslav Radovich	Lyndon E. Mansfield, MD
President

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